Exhibit 99.1

press release

Statement re Acciaierie d'Italia

29 January 2026 14:00 CET

ArcelorMittal S.A. (‘ArcelorMittal’) confirms it has today been served by the Extraordinary Commissioners of Acciaierie d'Italia S.p.A. in Extraordinary Administration (‘ADI’) - the company operating the Italian steel plants owned and formerly managed by Ilva S.p.A. in Extraordinary Administration (‘Ilva’) - with a writ of summons to appear before the Court of Milan.

ArcelorMittal sees no factual nor legal basis for this claim and will defend its position vigorously before all the competent venues.

ArcelorMittal categorically rejects any and all allegations set out in the claim, including, but not limited to, allegations that it induced ADI's directors and local management to engage in acts of mismanagement as part of a "unified" strategy to run down the plants, "destroy" ADI and its business, and ultimately "loot" profits out of Italy, causing ADI damages of approximately €7 billion.

ADI's holding company, Acciaierie d'Italia Holding S.p.A. (‘ADIH’ and, together with ADI, the ‘ADI Group’), has been since 2021 operated under joint and equal control with the Agenzia Nazionale per l'Attrazione degli Investimenti e lo Sviluppo d'Impresa S.p.A., Invitalia1, an entity wholly controlled by the Italian Ministry of Economy and Finance and appointed by the Italian Government to implement  a public-private partnership aimed at relaunching and acquiring Ilva's business.

Far from extracting value, ArcelorMittal - which has a strong history of rehabilitating underperforming assets - fulfilled all of its obligations, did not illicitly influence or direct local management and invested approximately €2 billion to turn around a structurally challenged business. A significant portion of that investment was directed towards completing an extensive environmental plan, to ensure compliance with the Integrated Environmental Authorisation (so-called “AIA”) as set out by the Italian Government.

1 The Italian National Agency for Inward Investment and Economic Development.

ArcelorMittal was required to operate in a context that, soon after completion of the transaction, became profoundly affected by an adversarial attitude and willful acts and omissions on the part of Invitalia and Ilva as well as omissions and illegitimate legislative interventions by the Italian Government. Most notably, in 2019 - less than a year after ArcelorMittal had commenced leasing the business units - the Italian Government removed legal protections that were necessary for ArcelorMittal to implement the environmental plan without risk of criminal liability stemming from the status of the plants. This removal, resulting in an unfulfillment of the conditions precedent to the purchase, ultimately led to ArcelorMittal's withdrawal from the relevant lease agreement (further details are available at https://corporate.arcelormittal.com/media/press-releases/am-investco-italy-sends-withdrawal-and-termination); withdrawal was then settled in consideration of the agreement with Invitalia, which took joint control of ADI (with the final aim of obtaining the full control). In addition, notwithstanding several pragmatic proposals and best efforts put forward by ArcelorMittal, Invitalia failed to honor the commitments it had undertaken for the relaunch of the ADI Group and the Italian Government issued several ad hoc legal provisions which, in February 2024, allowed Invitalia to place ADI into extraordinary administration (further details are available at https://corporate.arcelormittal.com/media/press-releases/statement-re-acciaierie-d-italia-being-placed-into-extraordinary-administration), substantially expropriating ArcelorMittal's investment.

Any narrative seeking to attribute liability to ArcelorMittal lacks any factual and legal basis and disregards the obligations undertaken within the public-private partnership by Invitalia and the Italian Government, whose repeated acts frustrated implementation of those obligations and directly impacted the ADI Group's production capacity, cash flows, and execution of planned investments.

ArcelorMittal holds multiple claims for damage to its investment. For example, in June 2025, it initiated an international arbitration against the Republic of Italy, which ArcelorMittal contends unlawfully expropriated its investment and implemented measures that were discriminatory, unfair, disproportionate, and contrary to ArcelorMittal's legitimate expectations. These actions caused serious harm to ArcelorMittal, leading to the loss of its investments and adversely affecting its broader interests in Europe, resulting in an overall damage claim exceeding €1.8 billion.

ENDS
About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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ArcelorMittal Corporate Communications contact information
Paul Weigh
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E-mail	press@arcelormittal.com